Mail Stop 3720

March 8, 2006

Mr. William L. Yde III
Global Traffic Network, Inc.
800 Second Avenue
New York, New York 10017

	Re: 	Global Traffic Network, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 21, 2006
File No. 333-130417

Dear Mr. Yde:

      We have reviewed your amended filing and have the following comments. Please amend the registration statement in response to these comments.

Security Ownership of Certain Beneficial Owners and Management,
page
63
1. Under Item 403 of Regulation S-K, beneficial ownership is to be determined in accordance with Exhange Act Rule 13d-3. Rule 13d-3 states that a person has beneficial ownership over a security if that person has or shares, directly or indirectly, the power to vote, invest or dispose of a security. It appears that Mr. Gilligan may have beneficial ownership over the shares he holds and will hold in the company by virtue of his power to dispose of those shares even though Mr. Yde has voting power over the shares and an option to purchase a large portion of the shares. Please provide us with an analysis as to whether Mr. Gilligan should be deemed the beneficial owner of these shares and, if so, whether his level of share ownership exceeds five percent. If it does exceed five percent, please refer to Instructions 2 and 5 to Item 403 of Regulation S-K and provide appropriate disclosure in the beneficial ownership table.
Please also identify the "third party" and "other third party" referenced in footnote one to the table.
If Mr. Gillian is a more than five percent beneficial owner, please provide a discussion in the Certain Relationships and Related Transactions section disclosing the existence of, the business purpose for, and the material terms of, the voting agreement and options entered into between Messrs. Yde and Gilligan. Please also tell us whether the payments made to date to Mr. Gilligan or to Power
Plant Media exceed the $60,000 threshold such that they should be discussed pursuant to Item 404 of Regulation S-K.

Closing Statement

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Walz, Staff Accountant, at (202) 551-
3358
or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at
(202) 551-3389, Kathleen Krebs, Special Counsel, at (202) 551-
3810,
or me at (202) 551-3810 with any other questions.


Sincerely,



	Larry Spirgel
      Assistant Director




cc:	William M. Mower
	Fax:  (612) 672-8397




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Mr. William L. Yde III
Global Traffic Network, Inc.
March 8, 2006
P. 1